Exhibit 99.9

February 6, 2013

Murphy Oil Corporation

4000, 520 – 3rd Avenue SW

Calgary, Alberta

T2P 0R3

Attention:	Mr. F. Michael Lasswell, Corporate Reserves Manager

Reference:	Murphy Oil Corporation Evaluation of Syncrude Assets as of December 31, 2012

Dear Sir:

Pursuant to your request, McDaniel & Associates Consultants Ltd. (“McDaniel”) has conducted an evaluation of Murphy Oil Corporation’s (the “Company” or “Murphy”) proved synthetic crude oil reserves for Murphy’s interest in the Syncrude Project. Murphy holds a 5 percent working interest in the Syncrude Project with six partners holding the remaining 95 percent. Reserve estimates provided herein were prepared in support of the Company’s year-end reserve reporting requirements under U.S. Securities Regulation S-K and for other internal business and financial needs of the Company. Reserve volumes are estimated as at December 31, 2012. The completion date of our report is January 24th, 2013.

The following table sets forth the proved reserve estimates using constant prices and costs.

Table 1: Estimate of Reserves as of December 31, 2012 for Murphy’s interest in the Syncrude Project

			Company Net Proved Reserves
Location of Reserves		Bitumen Mbbl	Synthetic Crude Oil Mbbl	Butane Mbbl	Natural Gas MMcf	Oil Equivalent Mbbl
Country	Region
Canada	Alberta	–	119,157	–	–	119,157

Note:	Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 bbl of oil equivalent

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB    T2P 3G6    Tel: (403) 262-5506    Fax: (403) 233-2744    www.mcdan.com

Murphy Oil Corporation Report of Third Party for Syncrude Project	February 6, 2013 Page 2

Our evaluation was carried out in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Commission (“SEC requirements”).

Estimates of synthetic crude oil should be regarded only as estimates that may change as further production history and additional information become available. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

Data used in this evaluation was obtained from reviews with Murphy personnel, Murphy files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Murphy with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

Murphy has warranted in a representation letter to us that, to the best of the Murphy’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

Murphy Oil Corporation Report of Third Party for Syncrude Project	February 6, 2013 Page 3

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable oil, natural gas reserves and synthetic crude oil and related future net cash flows, we consider many factors and make assumptions including:

•	expected reservoir characteristics based on geological, geophysical and engineering assessments;

•	future production rates based on historical performance and expected future operating and investment activities;

•	future oil and gas prices and quality differentials;

•	assumed effects of regulation by governmental agencies; and

•	future development and operating costs.

Our estimates are prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the reserves definitions and standards required by the United States SEC. Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on our professional judgment and experience. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. McDaniel & Associates used all procedures and methods we consider necessary under the circumstances to prepare this report.

As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report. A summary of the product and reference prices as provided by Murphy are outlined below:

Table 2: 12 month average SEC compliant constant pricing

Exchange Rate ($Cdn/$US)	1.0
WTI ($US/Bbl)	94.36
WTI ($Cdn/Bbl)	94.36
Synthetic Crude Oil ($Cdn/Bbl)	92.36
Natural Gas Price at Henry Hub ($US/MMBTU)	2.75
Fieldgate Natural Gas Price ($Cdn/MMBTU)	2.10

Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time. Current

Murphy Oil Corporation Report of Third Party for Syncrude Project	February 6, 2013 Page 4

legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally can not be predicted. Changes in government regulations could affect reserves or related economics. In the regions that are currently being evaluated we believe we have applied existing regulations appropriately.

In our opinion, the information relating to estimated proved reserves of bitumen, butane and synthetic crude oil contained in this report has been prepared according to the definitions and disclosure guidelines required by the United States SEC contained in the Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, released January 14, 2009 in the Federal Register (“SEC definitions”) and the Accounting Standards Update 2010-3 Amendments to Topic 932 (“ASU Topic 932”) published by the Financial Accounting Standards Board (“FASB”) in the FASB Accounting Standards Codification.

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Murphy Oil Corporation We hereby consent to the references to our name and our third party report as well as the filing of our third party report as an exhibit to Murphy Oil Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2012.

McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 50 years. McDaniel does not have any financial interest, including stock ownership, in Murphy. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Murphy and should not be used for purposes other than those for which it is intended. We reserve the right to revise any of the estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

If there are any questions, please contact the writer directly at (403) 218-1379.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

APEGA PERMIT NUMBER: P3145

“signed by P. A. Welch”
P. A. Welch, P. Eng.

PAW:jep

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